                                                                    EXHIBIT 2.2


                          SALE AND PURCHASE AGREEMENT


         This Agreement made and entered into by and between OrganiGro, Inc., an Arkansas corporation and a wholly owned subsidiary of Synagro Technologies, Inc. (the parent), a Delaware corporation, hereinafter called "Sellers" and Hodges Heavy Duty Truck Repair, Inc., an Arkansas corporation, Tony D. Childers, an individual, and Jack Hodges, an individual, hereinafter called "Buyers."

         WITNESSETH:

1) AGREEMENT OF SALE AND PURCHASE: This is a sale of assets on location at 3821 S. Arkansas Ave., Russellville, Arkansas 72801, and other assets detailed on Schedule A and as well, the assumption of stated debt and trade payables effective March 26, 1997. The total purchase price shall be Nine Hundred Ten Thousand Dollars ($910,000).

2) The Buyers shall pay the Sellers the sum of Nine Hundred Ten Thousand Dollars ($910,000) through and including the following:

     A) Buyers shall assume debt, effective March 26, 1997, from the Sellers of $600,704 as detailed and stated herein. All guarantees by parent, OrganiGro or management personnel will be released with the new financing of this debt.

                                                                             Balance
Payee                     Note #           Note Date        Face Amt.        3/26/97
-----                     ------------     ---------        -------------    -------------
Arkansas Valley Bank      44666            12-Feb-93        $   43,894.48    $   21,063.78
Bank of Dardannelle       0095296245       18-Aug-94        $    6,440.29    $    1,179.75
Bank of Dardannelle       0095296886       10-March-94      $    6,500.00    $       17.84
Boatmen's Bank            7135750-9001     Jul-94           $  465,000.00    $  415,926.26
Boatmen's Bank            7363257-0001     Jun-95           $  279,000.00    $  163,609.57

    B) Additionally, the Buyers will sign a promissory note with interest at 6% per annum and a guarantee agreement in the amount of $308,203 and the Sellers will receive a second lien on all assets detailed in Schedule A.

3) SERVICE AGREEMENT: Sellers hereby agree to use Buyers' services at a rate of $2,500 per month for a period of sixty (60) months, with said services defined in Schedule B. These monthly service fees shall be applied to the note agreement. Should any of these services not be performed in a manner satisfactory to Sellers, in their sole discretion, then this article 4 will be null and void upon written documentation via certified mail to Buyers as of the date of that certified letter and all future applications of these service payments to the note agreement will cease with no other obligations by Sellers.

4) ADDITIONAL SERVICE OPTION: Additionally, Sellers agree to provide Buyers an additional Service Option ("Option") for all repair work on owned vehicles of parent and its subsidiaries within the State of Arkansas.
     This option to Buyers will only be valid and enforceable if Buyers' quotation for the repair services are priced at or below a competitive quotation and the quality of work performed is satisfactory to Sellers.
     It is further agreed to by the Sellers and Buyers that any and all decisions made for repairs under this Option will be at the sole discretion of Sellers. It is understood by Buyers that this article in its entirety can be canceled if the pricing and quality of work is not satisfactory to Sellers. It is further understood that this particular article 5 will be null and void without creating any other changes to this sale and purchase agreement.

5) COVENANT NOT TO COMPETE: Sellers covenants and agrees that they will not compete directly or indirectly, will not open, own, assist, advise or operate a heavy duty truck repair shop, except that should Sellers decide to open its own repair shop for services on its owned assets, this would not be considered a violation of the Agreement.

6) EFFECTIVE DATE: The effective date of this agreement shall be upon signing with a thirty (30) day period for Buyers to refinance the assumed debt per article 2A.

7) This sale includes the assignment of any rights and interests Sellers have in their present contracts, purchase orders, and oral and written agreements concerning the truck repair business by outside, independent customers.

8) Sellers warranties that all assets, equipment and inventory is free and clear of any encumbrances except those stipulated in item 2A above.

9) If any payment shall remain unpaid under the Promissory Note Agreement for thirty (30) days, upon written notice to Buyers by Sellers, by registered mail, of the delinquency, the Buyers shall have fifteen (15) days to cure the delinquency. If the Buyers fails to cure the delinquency, the Buyers shall be in default, and the entire balance shall be accelerated, due and payable. The acceleration shall occur without any further notice from Sellers. Additionally, should Buyers default on any other debt obligation assumed in 2A above, and not cured within the stated cure period, then the promissory note will be due and payable immediately.

10) Sellers shall be liable for all acts of the employees, etc. up to the date of this agreement and Buyers shall be liable for all acts of his employees after said date.

11) It is agreed that certain employment agreements dated October 1, 1994 by and between OrganiGro, Inc. and/or Synagro Technologies, Inc. (formerly N-Viro Recovery, Inc.) collectively Sellers and Mr. Jack Hodges and Mr. Tony D. Childers are hereby canceled.

12) Reference is made to a certain asset exchange agreement by and among OrganiGro, Inc. and N-Viro Recovery, Inc. (currently Synagro Technologies, Inc.) and Hodges Heavy Duty Truck Parts and Services, Inc. dated as of October 1, 1994. This reference is made to specifically unwind this Purchase Agreement and consider all warranties, representations and other data contained therein to be rescinded and the parties in this agreement agree to assume all existing, prior and future liabilities that may become known now or in the future.

13)  MISCELLANEOUS PROVISIONS:  Sellers and Buyers further agree as follows:

     A) Buyers will have inspected all the assets to be sold under this Agreement and accept such assets in an "as is" condition without express or implied warranties of any kind as to fitness or mercantability.

     B) Each corporate entity, Sellers and Buyers, shall enact all corporate resolutions and acts necessary to authorize the corporation and/or individuals to perform all the terms and conditions of this Sale and Purchase Agreement.

     C) Any notice, consent, request, claim or other communication hereunder shall be in writing and shall be deemed to have been duly given if delivered or mailed by registered and/or certified mail, return receipt requested, to the address shown for the respective parties at the conclusion of this Agreement. Such addresses may be changed by any party by notice given in the manner provided above.

     D) In the event either party to this Agreement shall employ legal counsel to protect its rights under this Agreement or to enforce any term or provision of this Agreement, then the party prevailing in any such legal action shall have the right to recover from the other party all of its reasonable attorneys' fees, costs and expenses incurred in relation to such claim.

     E) This Agreement, together with all exhibits and the documents referred to herein, contain all the terms and conditions agreed upon by the parties hereto with respect to the transactions contemplated hereby, and shall not be amended or modified except by written instrument signed by all the parties.

     F) This Agreement shall be binding upon and inure to the benefits of the representatives, heirs, estates, successors and assigns to the parties hereto.

     G) Nothing expressed or implied in this Agreement is indented or shall be construed, to confer upon or give any person, firm or corporation, other than the parties hereto, their successors, assigns, any benefits, rights or remedies under or by reason of this Agreement.

     H) This Agreement may be executed simultaneously in two (2) or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

     I) Whenever in this Agreement it is provided that any party shall or will make any payment or perform or refrain from performing any act or obligation, each such provision shall be construed, even though not so expressed, as an express agreement to make such payment or to perform, as the case may be, such act or obligation.

     J) Sellers warrants ownership of all assets being sold and warrants they are free and clear of any debt, except as scheduled in article 2A.

     K) This Agreement shall be governed by and construed under the laws of the State of Arkansas.

     L) Upon closing, Buyers and Sellers agree to sign any documents necessary to complete this sale as per its terms and conditions. This includes titles, deeds, bills of sale, franchise agreements, fund remittance, or any other documents necessary to carry out this contract.

14) Buyers shall maintain adequate insurance coverage satisfactory to Sellers in an amount sufficient to cover the balance owed to Sellers. Proof of said coverage shall be provided to Sellers by Buyers. Sellers shall be shown as a loss payee as per their interest on said insurance coverage.

15) OrganiGro agrees to pay all Hodges employees' payroll through March 30, 1997.

16) It is agreed that all amounts owed by Sellers and/or its subsidiary, CDR Environmental, Inc., are paid in full as of the date of this agreement.

17) It is agreed to by Buyers that any debts, obligations, taxes or other liabilities discovered at any time in the future are to be assumed by Buyers.





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
         In witness of the parties have hereunto set their hands this 1st day of April, 1997.



SELLERS
ORGANIGRO, INC.                                SYNAGRO TECHNOLOGIES, INC.


/s/  Donald L. Thone                           /s/  Donald L. Thone
--------------------------------------         ---------------------------------
Chairman                                       President


                     ATTEST:

                     /s/  Daniel L. Shook
                     ----------------------------------

BUYERS

/s/  Jack Hodges                            /s/  Tony D. Childers
----------------------------                ------------------------------------
HODGES HEAVY DUTY TRUCK                     TONY D. CHILDERS, an individual
REPAIR, INC.


Its                  President
    -------------------------------------------



/s/  Jack Hodges
--------------------------------------
JACK HODGES, an individual

                     ATTEST:

                     /s/  Tony D. Childers
                     -------------------------------------------





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

                          SALE AND PURCHASE AGREEMENT

                      HODGES HEAVY DUTY TRUCK REPAIR, INC.



                                   SCHEDULE A



See detailed fixed asset listing attached hereto.        Stated Value
                                                         ------------
Accounts Receivable (see Schedule A-1)                    $109,643.86

Inventory (see Schedule A-2)                              $270,972.50

Fixed Assets (see Schedule A-3)                           $620,069.10

Accounts Payable (see Schedule A-4)                       $ 28,210.98





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
                          SALE AND PURCHASE AGREEMENT

                      HODGES HEAVY DUTY TRUCK REPAIR, INC.


                                   SCHEDULE B


                            RENTAL/SERVICE AGREEMENT

         This Agreement is entered into by and between Hodges Heavy Duty Truck Repair and CDR-Russellville, a subsidiary of Synagro Technologies, Inc. This Agreement shall be effective April 1, 1997 pending the sale agreement by and between Synagro Technologies and Hodges Heavy Duty Truck Repair.

                                AGREEMENT TERMS

         CDR-Russellville will owe Hodges Heavy Duty Truck Repair $2,500.00 the first of every month in arrears, for a period of five years for the following services.

         $1,000.00 per month will be for rental of one service bay in the Hodges Heavy Duty Truck Parts Shop in Russellville, Arkansas. $1,500.00 will be for the use of the tire bay and wash bay facilities. Hodges Heavy Duty Truck Repair will provide a tire man, service truck and tools for tire work and tire repairs for CDR-Russellville trucks and equipment for six days per week, being Monday through Saturday (Sundays excluded).

         It is agreed that the payment of this rent and services will be credited by Synagro Technologies, Inc. to the note held by Synagro Technologies, Inc. and/or OrganiGro, Inc. against Hodges Heavy Duty Truck Parts and Service on the first of each month, in arrears.





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